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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             -----------------------
                                 SCHEDULE 14D-1
                                (Amendment No. 2)
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                             BERG ELECTRONICS CORP.
                            (Name of Subject Company)

                              BERG ACQUISITION CO.
                                    (Bidder)

                     FRAMATOME CONNECTORS INTERNATIONAL S.A.
                                   (Co-Bidder)

                     Common Stock, $0.01 Par Value per Share
                 Class A Common Stock, $0.01 Par Value per Share
    (including associated rights to purchase Series A Junior Preferred Stock)
                         (Title of Class of Securities)

                             -----------------------
                                   08372 L 10
                                    08372 CLA
                                 (Cusip number)

                                  Alan H. Peltz
                              Berg Acquisition Co.
                    c/o Framatome Connectors USA Holding Inc.
                                 55 Walls Drive
                                    Suite 304
                                 P.O. Box 320599
                            Fairfield, CT 06432-0599
                             Telephone: 203-319-3940
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)


                                   Copies to:
                              John J. McCarthy, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on September 2, 1998 by Berg Acquisition Co., a Delaware corporation ("Purchaser"), and Framatome Connectors International S.A., a corporation organized under the laws of the Republic of France ("Parent"), and previously amended by Amendment No. 1, relating to the offer by Purchaser (the "Offer") to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), of Berg Electronics Corp. (the "Company") at $35.00 per Common Share, net to the seller in cash, and all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares" and, together with the Common Shares, the "Shares"), of the Company at $32.965 per Class A Share, net to the seller in cash, including in each case the associated rights to purchase Series A Junior Preferred Stock issued pursuant to the Rights Agreement dated as of December 22, 1997 and amended August 27, 1998, between the Company and Harris Trust and Savings Bank, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

   Item 11.  Material to Be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add new Exhibits as follows:

          (b)(3) English translation of Bridge Loan Agreement dated as of September 30, 1998 among Framatome Connectors International S.A., Framatome S.A., Bayerische Landesbank Girozentrale Paris Branch and Credit Commercial de France.

          (b)(4) English translation of Independent, Irrevocable, First Demand Guaranty dated as of September 30, 1998 from Framatome S.A. to Credit Commercial de France.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 1998

                           BERG ACQUISITION CO.



                           By:  /s/  Philippe Anglaret
                             ---------------------------------------------
                                Name:  Philippe Anglaret
                                Title: Chairman of the Board and President




                           FRAMATOME CONNECTORS INTERNATIONAL S.A.



                           By:  /s/  Philippe Anglaret
                             ---------------------------------------------
                                Name:  Philippe Anglaret
                                Title: Chairman and President




                           FRAMATOME S.A.



                           By:  /s/  Dominique Vignon
                             ---------------------------------------------
                                Name:  Dominique Vignon
                                Title: Chairman and Chief Executive Officer




                           FRAMATOME CONNECTORS USA HOLDING INC.



                           By:  /s/  Philippe Anglaret
                             ---------------------------------------------
                                Name:  Philippe Anglaret
                                Title: President and Chief Executive Officer